MOL Plc.
Finance

RECEIVED

2009 MAR 11 A

29th January, 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

09045559

Attention: **Special Counsel**
Office of International Corporate Finance

MOL RT.
~~MOL Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 12 2009
THOMSON REUTERS

Richard Benke
Investor Relations Director

Enclosure

dlw 3/11

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

MOL Plc.

INVESTOR NEWS

27 January 2009

OMV notification on change of voting rights

MOL Plc. hereby informs the capital market participant that OMV sent the attached information to MOL Plc. on 27 January 2009.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

OMV

27 January 2009

Hungarian Financial Services Authority
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Pénzügyi Szervezetek Állami Felügyelete
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Hungarian Energy Office
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Magyar Energia Hivatal
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Board of Directors, MOL Plc.
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

MOL Nyrt. Igazgatósága
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

OMV Aktiengesellschaft

Tel. +43 (1) 40 440
Fax +43 (1) 40 440

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Austria

Registered at:
Company Court Wien
Company Registration No. 93363 z
Registered Office: Wien
VAT No. ATU14189108
DPR No. 0066648

www.omv.com

By fax and post

Fax és posta útján

Re: Notification on change of voting rights in MOL plc

Tárgy: MOL Nyrt-ben fennálló szavazati jogokban bekövetkezett változás bejelentése

Dear Addresses,

OMV Aktiengesellschaft (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria, company registration number: FN 93363 z), **OMV Solutions GmbH** (registered seat: 1020 Vienna, Lassallestraße 3., Austria; company registration number: FN 80445 b) and **OMV Clearing und Treasury GmbH** (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria; company registration number: FN 50606 x; "OMV Treasury"), through OMV Aktiengesellschaft as (direct or indirect) mother company -as provided in Section 61 (9) of Act CXX of 2001 on the Capital Market; hereinafter: "HCMA"- are hereby sending to the Honourable Addressees the notification ("Notification") on the change in their direct and indirect **voting rights** in MOL Hungarian Oil

Tisztelt Címzettek!

Az **OMV Aktiengesellschaft** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria, cégjegyzékszám: FN 93363 z), az **OMV Solutions GmbH** (székhely: 1020 Bécs, Lassallestraße 3., Ausztria; cégjegyzékszám: FN 80445 b) és az **OMV Clearing und Treasury GmbH** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; „OMV Treasury"), a tőkepiacról szóló 2001. évi CXX. törvény („Tpt.") 61.§ (9) bekezdése alapján az OMV Aktiengesellschaft mint (közvetlen vagy közvetett) anyavállalat útján, figyelemmel a Tpt. 61.§-ban, továbbá a földgázellátásról szóló 2003. évi XLII. törvény 52.§ (3) bekezdésében foglalt bejelentési kötelezettségre, a nyilvánosan forgalomban hozott értékpapírokkal kapcsolatos tájékoztatási kötelezettség részletes szabályairól szóló 24/2008. (VIII.15) PM rendelet (a továbbiakban: „Rendelet") által előírt

OMV

and Gas Public Limited Company ("MOL") in the form prescribed in Decree of the Minister of Finance No. 24/2008 (VIII.15) on the detailed rules of the disclosure obligations relating to publicly issued securities ("Decree") with a view to the obligation set forth in Section 61 of the HCMA and in Section 52 (3) of Act XLII on the Supply of Natural Gas.

formában mellékelten megküldik a Tisztelt Címzettek részére a MOL Magyar Olaj- és Gázipari Nyilvánosan működő Részvénytársaságban (a továbbiakban: „MOL") fennálló közvetlen és közvetett **szavazati joguk** mértékében bekövetkezett változás bejelentését („Bejelentés").

With respect to the fact that the notification form introduced by the Decree does not allow the precise description of the cause and nature of the change in our voting rights, to promote the transparency of the capital market we supplement the information contained in the Notification as follows.

Tekintettel arra, hogy a Rendelet által bevezetett bejelentési formanyomtatvány nem teszi lehetővé a szavazati jogunkban bekövetkezett változás okának, illetve jellegének pontos leírását, a tőkepiac transzparenciájának biztosítása érdekében a Bejelentésben foglaltakat az alábbiakkal egészítjük ki.

As we informed the Honourable Addressees before, OMV Clearing und Treasury GmbH and Bayerische Hypo- und Vereinsbank AG entered into a share sale and repurchase agreement (so called repo agreement) with regard to 10,000,000 class "A" ordinary shares issued by MOL Nyrt. on **25 September 2008**.

Amint azt a Tisztelt Címzettek részére korábban bejelentettük, az OMV Clearing und Treasury GmbH a Bayerische Hypo- und Vereinsbank AG-val **2008. szeptember 25.** napján részvényeladási és - visszavásárlási ügyletet (ún. repó ügylet) kötött 10.000.000 darab „A" sorozatú MOL Nyrt. törzsrészvény vonatkozásában.

The repo agreement was **amended** by **the Parties on 27 January 2009**. As a result of the amendment 400,000 class „A" ordinary shares issued by MOL Nyrt. have been returned to OMV Clearing und Treasury GmbH and as regards the remaining 9,600,000 MOL ordinary shares the repo agreement has remained in force between the contracting parties as follows:

A fenti repó ügyletet a Felek által **2009. január 27. napján** akként **módosították**. A módosítás eredményeképpen 400.000 darab, „A" sorozatú MOL Nyrt. törzsrészvény visszakerült az OMV Clearing und Treasury GmbH-hoz, a fennmaradó 9.600.000 MOL törzsrészvény vonatkozásában a repó ügylet pedig az alábbiak szerint maradt hatályban:

Repo seller:	OMV Clearing und Treasury GmbH	**Repó eladó:**	OMV Clearing und Treasury GmbH
Repo buyer:	Bayerische Hypo- und Vereinsbank AG	**Repó vevő:**	Bayerische Hypo- und Vereinsbank AG

OMV

Shares involved:	9,600,000 class "A" ordinary share issued by MOL Nyrt. (ISIN:HU0000068952)	**Érintett részvények:**	9.600.000 darab, „A" sorozatú MOL Nyrt. törzsrészvény (ISIN:HU0000068952)
Settlement date of repurchase by OMV Clearing und Treasury GmbH:	March 13, 2009	**OMV Clearing und Treasury GmbH általi visszavásárlás elszámolásának időpontja:**	2009. március 13.
Voting agreement regarding the shares transferred:	There is no such agreement, the repo purchaser is free to exercise the voting rights attached to the transferred shares.	**Szavazati megállapodás az átruházott részvények vonatkozásában:**	Nincs, a repó vevő szabadon gyakorolhatja a megszerzett részvényekhez kapcsolódó szavazati jogokat.

In accordance with the above, upon the completion of the repurchase leg of the repo transaction the extent of our direct or indirect voting rights and the extent of our control in MOL will increase again, which we will notify in accordance with the applicable laws.

A fentiekkel összhangban a repó ügylet visszavásárlási lábának teljesítésekor a MOL-ban fennálló közvetlen, illetve közvetett szavazati jogunk, illetve befolyásunk ismételten növekedni fog, amelyet a vonatkozó jogszabályoknak megfelelően be fogunk jelenteni.

Vienna, 27 January 2009.

Bécs, 2009. január 27.

Yours sincerely,

Tisztelettel:

OMV Aktiengesellschaft
Otto-W...
1090 Wien, Österreich
OMV

ppa [signature] pp. [signature]

Name/Név:
Position/ Beosztás:

Attachment/Melléklet

A Tpt. 61. §-a szerinti, szavazati jogot biztosító részvény, illetőleg szavazati jog megszerzésének vagy elidegenítésének bejelentéséhez használandó formanyomtatvány

1. Olyan meglévő részvény kibocsátójának vagy eredeti kibocsátójának megnevezése, amelyhez szavazati jog kapcsolódik[ii]: **MOL Magyar Olaj- és Gázipari Nyrt.**

2. A bejelentés oka (jelölje be a megfelelő négyzetet/négyzeteket):
□ szavazati jogok megszerzése vagy elidegenítése
[x] pénzügyi eszközök <u>megvásárlása</u> vagy értékesítése, amely olyan, már kibocsátott részvények megszerzését eredményezheti, amelyekhez szavazati jogok kapcsolódnak
□ a szavazati jogok megoszlását megváltoztató esemény

3. A bejelentésre kötelezett személy(ek) teljes neve [iii]:

OMV Aktiengesellschaft

4. A részvényes(ek) teljes neve (ha eltér a 3. pontban említett személytől)[iv]: -

5. Az ügylet időpontja és a küszöbérték átlépésének vagy elérésének időpontja[v]:

Az ügyletkötés eredeti időpontja: 2008. szeptember 25.

A szerződésmódosítás időpontja: 2009. január 27.

A küszöbérték átlépésének időpontja: 2009. március 13. (a korábban bejelentett részvény-visszavásárlási ügylet módosított elszámolási napja)

6. Az átlépett vagy elért küszöbérték(ek): **5% és 10%**
7. Bejelentett adatok:

A részvényekhez kapcsolódó szavazati jogok[vi]							
A részvények osztálya/típusa (lehetőleg az ISIN-kód használatával)	A kiváltó ügyletet megelőző helyzet[vii]		A kiváltó ügylet utáni helyzet[viii]				
	Részvények száma	Szavazati jogok száma[ix]	Részvények száma	Szavazati jogok száma[x]		Szavazati jogok %-a	
			Közvetlen	Közvetlen[xi]	Közvetett[xii]	Közvetlen	Közvetett
HU0000068952	**közvetett: 1.079.489**	**közvetett: 1.079.489**	**Közvetett: 1.079.489**		**1.079.489**		**1,13%**
A) RÉSZÖSSZEG (a szavazati jogok összesítése alapján)	**Közvetett: 1.079.489**	**Közvetett: 1.079.489**	**Közvetett: 1.079.489**		**1.079.489**		**1.13%**

Pénzügyi eszközök				
A kiváltó ügylet utáni helyzet[xiii]				
A pénzügyi eszköz, illetőleg megállapodás típusa	Lejárat időpontja[xiv]	Felhasználási/átváltási időszak/határidő[xv]	Az eszköz felhasználása/átváltása esetén megszerezhető szavazati jogok száma	Szavazati jogok %-a

Visszavásárlási megállapodás	**A visszavásárlási ügylet elszámolására (teljesítésére) 2009. március 13. napján fog sor kerülni.**		**Összesen: 9.600.000**	**10,02%**
		B) RÉSZÖSSZEG (az összes lejárati dátum vonatkozásában)	**9.600.000**	**10,02%**

Összesen (A+B)	szavazati jogok száma	szavazati jogok %-a
	közvetett: 10.679.489	**közvetett: 11,15%**

8. Ha releváns, az ellenőrzött vállalkozások láncolata, amelyeken keresztül a szavazati jogokat és/vagy a pénzügyi eszközöket ténylegesen birtokolják[xvi]:

<u>Az OMV Clearing und Treasury GmbH</u> (1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; telefonszám: +43 1 404 40 21674, kapcsolattartó: Orlovits Klaus): a jelen bejelentés tárgyát képező részvények egyetlen részvény kivételével az OMV Clearing und Treasury GmbH *közvetlen* tulajdonában vannak. Az OMV Clearing und Treasury GmbH *közvetlen* szavazati jogának száma és százalékos aránya a bejelentett ügylet előtt 1.079.488, azt követően pedig 10.679.488 (11,15%). Az OMV Clearing und Treasury GmbH az OMV Solutions GmbH 100%-os leányvállalata.

<u>OMV Solutions GmbH</u> (Lassallestraße 3, 1020, Bécs, Ausztria; cégjegyzékszám: FN 80445 b; telefonszám: +43 1 404 40 21674, kapcsolattartó: Orlovits Klaus): az OMV Aktiengesellschaft 100%-os leányvállalata és az OMV Clearing und Treasury GmbH 100%-os anyavállalata. Az OMV Solutions GmbH *közvetlen* szavazati jogainak száma mind a bejelentett ügylet előtt, mind azt követően 1 (egy). Az OMV Solutions GmbH *közvetett* szavazati jogának száma és százalékos aránya a bejelentett ügylet előtt 1.079.488, azt követően pedig 10.679.488 (11,15%).

Az OMV Aktiengesellschaft a MOL Nyrt.-ben nem rendelkezik *közvetlen* szavazati joggal.

Az OMV Aktiengesellschaft, mint anyavállalat a 2001. évi CXX. törvény 61. § (9) bekezdése alapján az OMV Clearing und Treasury GmbH és az OMV Solutions GmbH nevében is eljár a jelen bejelentés megtétele során.

9. Meghatalmazott útján történő szavazás esetében: -
[*meghatalmazott neve*] [*számú*] szavazati jog birtoklására szóló meghatalmazása [*dátum*]-án/-én lejár.
10. További információk, ha szükséges:

A fent bejelentett ügylet egy részvényeladási és visszavásárlási ügylet visszavásárlási lába – az eladási lábat illetően hivatkozunk a jelen bejelentéssel egyidejűleg megtett külön bejelentésünkre és a jelen bejelentéshez csatolt kísérőlevélre.

Kelt Bécs, 2009. január 26.

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Österreich
OMV

Name/Név:
Position/ Beosztás:

A formanyomtatvány melléklete[xvii]

a) A bejelentésre kötelezett személy azonosító adatai:

Teljes név	OMV Aktiengesellschaft
Cím	1090 Bécs, Otto Wagner-Platz 5., Ausztria
Telefonszám	+43 1 404 40 21674
Egyéb lényeges információ (természetes személy kivételével legalább egy kapcsolattartó személy)	Mr. Klaus Orlovits

b) A bejelentő személy azonosító adatai [amennyiben az *a)* pontban említett személy nevében más teszi meg a bejelentést]:

c) További információk

MOL Plc.

INVESTOR NEWS

29 January 2009

MOL increased its stake to 50% in the geothermal energy company, CEGE Zrt.

MOL Hungarian Oil and Gas Plc. hereby announce that on 29 January 2009 it had increased its 33% stake to 50% in the geothermal energy company, CEGE Zrt.

CEGE (Central European Geothermal Energy Production Private Company Limited by Shares) was founded in July, 2008 by MOL, the Australian Green Rock Energy International Pty Ltd and the Icelandic Enex hf. The three founders had an equal one third share in the HUF 6 million share equity of CEGE. CEGE's mission is to become a market leader in geothermal energy in Hungary through the exploration, production and sales of geothermal energy, the construction of geothermal power plants and technologies for directly supplying thermal heat.

MOL and Green Rock have each acquired one half of Enex's one third interest in CEGE Zrt at the nominal book value, resulting in both MOL and Green Rock having an equal 50% interest.

The owners of CEGE declare that the exploration and development plans are proceeding according to the original plans.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

▶ **MOL Plc.**

INVESTOR NEWS

30 January 2009

MOL Plc. and the Government of Croatia signed the Amendment to the Shareholders' Agreement and a Gas Master Agreement

MOL Plc. hereby informs the capital markets participants that on 30 January 2009 MOL and the Republic of Croatia represented by the Government of Croatia ("Government") signed (A) the Amendment to the Shareholders' Agreement and (B) a Gas Master Agreement, a frame contract for the separation and sale of gas storage and trading activities of INA together with agreements on long-term gas supply to the Croatian market and on royalty of hydrocarbon production.

As a result of the successful voluntary public offer for INA shares MOL has become the largest shareholder of INA in October, 2008. The parties have agreed to amend the Shareholders' Agreement to reflect the new ownership structure of INA in the corporate governance of the company. MOL will take the responsibility for the operation of INA allowing for the full consolidation of INA into MOL's financial statements after closing the transaction. Under MOL's operational control INA will be able to achieve significant development of its businesses, improve its profitability and efficiency, and both MOL and INA will be able to realize the upside potentials from the harmonised operations of the two entities. The major changes of the Shareholders' Agreement are as follows:

- MOL will delegate five out of the nine members in the Supervisory Board and will have controlling influence over the Management Board.
- The Government will have veto rights ensuring the national security of energy supply and some decisions with respect to strategic assets of INA.
- The Government has requested certain transfer limitations from MOL with respect to the INA shares. Thus, MOL has agreed to the following: (1) an additional 5-year lock-up period which is shortened to 2 years in case no share swap takes places within that period; (2) following the expiration of the lock-up period, the Government will have a right of first refusal; (3) in case of a non-recommended change of control in MOL, the Government has a right to repurchase the INA shares from MOL.

The Shareholders Agreement and thereby the Amendment was concluded and is in force for indefinite period of time, until both parties continue to hold at least 25%+1 share ownership in INA.

The Amendment to the Shareholders' Agreement is subject to the completion of competition office proceeding. Upon obtaining competition office approval, the shareholders' meeting can be called expectedly in the first half of 2009 to elect the new Supervisory Board of INA.

The Gas Master Agreement is a framework contract for the future of the gas business of INA that provides the necessary clarity for MOL and INA with respect to pricing of gas sold on the Croatian market, and at the same time provides control for the Government over the gas supply and storage activities, which are crucial from security of supply perspective.

In the Gas Master Agreement the parties have agreed the following:

- Terms have been defined for the unbundling and sale by INA of its gas trading activity (Gas Trading Company) and the underground storage activity (Gas Storage Company) to the Government or to its controlled entities. The Government nominated Plinacro, the 100% state-owned gas transmission company, as the buyer of the gas storage company.
- The Gas Storage Company has been sold at a price of HRK 514 million within the frame of the Sale and Purchase Agreement concluded today, while the agreement on the sale of the gas trading activity is to be concluded by 1 July 2009.
- The Gas Trading Company will take on the supply obligation of Croatian customers and will also take over the gas import activity from INA.
- The Gas Trading Company will sign a long term gas supply agreement with INA for natural gas to be produced by INA within the territory of Croatia at terms customary in case of such type contracts (take-or-pay mechanism).
- The parties have also agreed that the sales price of the natural gas produced by INA will gradually reach import parity between 2010 and 2014, while the Government and INA will also conclude a long term royalty agreement for the hydrocarbon production of INA in Croatia.

Via these agreements the risks related to future gas price and royalty regulation are decreased significantly. In addition, convergence of gas prices to international market prices is secured, providing the necessary stability and clarity for the continuous development and production of natural gas in Croatia.

Background: Strategic intentions of MOL

The core strategic aim of MOL is to maximize and capture opportunities of regional growth and provide superior shareholder return. Benefiting from its track record in conducting transactions and managing integration processes in a value creating way, MOL continues to focus on international development and performance improvements, while keeping potential risks at acceptable levels. The increase of MOL's shareholding in INA, its strategic partner, is a core element of this regional growth strategy of MOL. MOL's strategic plan regarding the INA is to improve its business performance and market position in Croatia, South Eastern Europe and in the Adriatic region via supporting focused investments of INA into its own asset base, improvement of its commercial capabilities and enhanced customer orientation as follows:

- In the exploration and production businesses MOL supports the utilization of INA's accumulated professional expertise in domestic and international exploration and production projects in order to optimize the oil and gas production potentials of INA.
- MOL's core strategic objective is to operate state-of-the-art, modern, and efficient refineries, therefore, in oil refining MOL will continue to support in the ongoing upgrading projects at both Sisak and Rijeka refineries in order to create a competitive asset base for production of refined products in line with all applicable EU quality standards.
- In retail, MOL intends to assist in the development of INA's retail network focusing on efficiency improvement and modernization via the implementation of modern technologies and customer oriented services.
- In corporate matters MOL intends to further improve the operation towards a transparent, efficient and stakeholder-oriented company in line with the industrial and European best practices.

Note for the Editors:

MOL Nyrt. is a leading independent, international and integrated oil and gas company in Central-Eastern Europe, headquartered in Budapest. MOL Group has operations in Europe, Middle East, Africa and the CIS member states and it employs over 15.000 people worldwide. MOL also owns 3 highly complex refineries in Hungary, Slovakia and Italy with a total throughput capacity of 16.8 mtpa and according to Wood Mackenzie global survey MOL's refineries in Hungary and in Slovakia are the most efficient refineries in Europe. MOL operates over 1000 filling stations in Central and South Eastern Europe. At the end of 2007 MOL had 340.6 million boe P1+P2 hydrocarbon reserves (according to SPE guidelines) and 90.4 thousand boe/day hydrocarbon production. MOL Group also operates over 5,000 km high pressure natural gas pipeline network in Hungary and is involved in the petrochemical business as well.

INA d. d. is a European integrated oil and gas company with a leading role in Croatia and a significant position in South East Europe and in the Adriatic region, headquartered in Zagreb. Beyond having a key role in Croatia INA's exploration and production activities are underway in Syria, Angola and Egypt. At the end of 2007 INA had 375.1 million boe P1+P2 hydrocarbon reserves and 65.3 thousand boe/day hydrocarbon production during 2007. Crosco, a company in INA's full ownership, offers oil field services in Libya, United Arab Emirates, Qatar, Syria and other countries in Africa and the Middle East. INA owns Croatia's two refineries (in Rijeka and Sisak) with a total throughput capacity of 6.7 mtpa and operates a network of 436 filling stations in Croatia and other 49 in other South East European countries. INA was the owner of the only Underground Gas Storage in Croatia situated in Okoli (an overall capacity of 0.53 Bcm (19.7 Bcf) with maximum injection of 3.6 Mcm/day (134 Mcf/day) and withdrawal of 5.0 Mcm/day (187 Mcf/day)). The Republic of Croatia owns 44.84% of INA shares, while MOL, the strategic partner of INA owns 47.16% share of the company.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

END